UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*(1)

PNM RESOURCES, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

744499104

(CUSIP Number)

November 10, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This Amendment corrects a mistake in the numbering from prior amendments.

CUSIP No. 744499104

1.	Names of Reporting Persons Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) -0-

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 744499104

1.	Names of Reporting Persons William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) -0-

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer PNM Resources, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices Alvarado Square, Albuquerque, NM 87158

Item 2.
	(a)	Name of Person Filing Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III (together “Reporting Persons”)
	(b)	Address of Principal Business Office or, if none, Residence Cascade— 2365 Carillon Point, Kirkland, Washington 98033 Mr. Gates—One Microsoft Way, Redmond, Washington 98052
	(c)	Citizenship Cascade is a limited liability company organized under the laws of the State of Washington. Mr. Gates is a citizen of the United States of America.
	(d)	Title of Class of Securities Common Stock, no par value
	(e)	CUSIP Number 744499104
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
	(b)	Percent of class: See the responses to Item 11 on the attached cover pages.
		(i)	Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
		(ii)	Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
		(iii)	Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
		(iv)	Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 11, 2011

CASCADE INVESTMENT, L.L.C.(1)

By: *
Name: Alan Heuberger(2)
Title: Attorney-in-Fact for Michael Larson,
Business Manager

WILLIAM H. GATES III (1)

By: *
Name: Alan Heuberger (3)
Title: Attorney-in-fact

*By:	/s/Alan Heuberger
Alan Heuberger

(1) This Amendment  is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated February 14, 2006 and included with the signature page to the amendment  to Schedule 13G filed on February 14, 2006, SEC File No. 005-77986, and incorporated by reference herein.

(2)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.

(3)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.